Exhibit 99.1

Kaspi.kz 2Q & 1H 2025 Financial Results

Almaty, Kazakhstan, 4 August 2025 – Joint Stock Company Kaspi.kz (“Kaspi.kz”, “we”) (Nasdaq:KSPI) which operates the Kaspi.kz and Kaspi Pay Super Apps in Kazakhstan and owns 66.35% of Hepsiburada in Türkiye, today published its unaudited consolidated IFRS financial results for the quarter and first half ended 30 June 2025 (“2Q & 1H 2025”).

2Q & 1H 2025 Highlights

•
2Q 2025 revenue up 20% year-over-year (“YoY) and net income up 14% YoY. For 1H 2025 revenue and net income up 20% and 15% YoY respectively. This and all references below exclude Türkiye unless otherwise stated.
•
Customer engagement remains strong with Monthly Transactions per Active Consumer at 75.
•
In Payments, operational gearing once again resulted in profit growth ahead of revenue growth.
o
Payments TPV and transactions up 21% and 14% YoY, respectively in 2Q 2025. For 1H 2025, TPV and transactions up 22% and 15% YoY, respectively.
o
Payments revenue and net income up 16% and 19% YoY, respectively in 2Q 2025 and up 16% and 20%, respectively for 1H 2025.
o
Kaspi Pay QR’s addressable market expanded following integration with multiple local banks, AliPay+ and its global partners.
o
Kaspi Restaurants launched. Vertical specific payments tools are another way for Kaspi Pay to deliver value to its merchants and to keep growing.
•
Marketplace Platform revenue growth continued to significantly outpace GMV growth.
o
Purchases up 35% YoY in 2Q 2025 and for 1H 2025, purchases up 36% YoY.
o
Revenue up 25% YoY versus 15% GMV growth in 2Q 2025, with revenue boosted by the growth of Kaspi Delivery, Kaspi Advertising and Classifieds. For 1H 2025, revenue and GMV up 29% and 17% YoY, respectively.
o
Within Marketplace, e-Grocery continues to deliver the standout performance, with GMV up 57% YoY in 2Q 2025. Now in 5 cities and further expansion planned.
o
New advertising tools added and advertising revenue up 91% year-over-year in 1H 2025.
o
Kaspi Travel’s take rate up 50 bps and 60 bps YoY, in 2Q 2025 and 1H 2025 respectively, due to the success of Kaspi Tours. Domestic holidays within Kazakhstan launched and should help Travel’s GMV remain strong.

o
Marketplace net income up 13% and 16% YoY, for 2Q 2025 and 1H 2025 respectively.
•
Fintech Platform TFV growth up 17% YoY in both 2Q 2025 and 1H 2025, with origination robust during the period.
o
Fintech revenue growth up 21% and 19% YoY, respectively in 2Q 2025 and 1H 2025 on the back of healthy origination in previous periods and stable yield trends.
o
Deposit inflows consistently improved over the second quarter of 2025. This should help us capture and fund faster transactions growth in the future.
o
Underlying credit quality trends remain healthy and unchanged, with our Cost of Risk flat YoY.
o
Net income growth up 8% YoY in both 2Q 2025 and 1H 2025, impacted by higher funding costs.
•
Final $526.9 million payment for Hepsiburada made in July.
o
Improving top-line momentum at Hepsiburada in 2Q 2025 followed on from a period of country wide retail disruption in March.
o
EBITDA profitability up 42% YoY in 2Q 2025 vs. down 10% for 1H 2025, due to improving revenue trends.
o
Expect to close our acquisition of Rabobank A.Ş in the second half of 2025.
o
With a banking license we will be able to launch a range of financial services and with multiple projects underway at Hepsiburada, the foundations for our future growth in Türkiye are moving into place.
•
With the second quarter of 2025 in line and the third quarter having started on track we continue to expect to deliver around 15% consolidated net income growth YoY in 2025. Given the higher interest rate environment, this still points to another year of decent bottom-line growth. If interest rates come down in the future our earnings growth will benefit. Türkiye is a significant and underappreciated opportunity for us.
•
As we looking into next year, the cash generation capacity of our core business in Kazakhstan remains strong. As a result, in 2026 we currently envisage a balance between returning capital to our shareholders and investing in our long-term growth.

To the shareholders of Kaspi.kz:

Our financial results in the second quarter of 2025, were as we expected them to be. Consumer and merchant engagement in Kazakhstan remains strong, with 75 transactions per active consumer. Robust transaction trends, in turn contributed to solid top-line growth, with revenue excluding Türkiye up 20% year-over-year in both the second quarter and first half of 2025.

In April we raised our main deposit rate and our new higher rate, fixed term deposit products are proving popular. As we explained at the time of our first quarter results, this is putting pressure on our near-term earnings and is an important reason why bottom-line growth in Kazakhstan is below top-line growth. However, we are first and foremost a transaction-based business and we expect more deposits today will lead to more transactions and faster growth in the future.

We also keep adding new Super App services. In the last few months, e-Grocery has expanded into 2 new cities, making 5 so far. Kaspi Travel has just launched holidays within Kazakhstan, new advertising tools for merchants have been rolled out and we have connected Kaspi Pay QR to several local banks, as well as integrated with AliPay+. These are just a few examples, with the point being that as a long as we keep innovating in our home market, there’s no reason why we can’t keep delivering profitable growth. If interest rates come down, our bottom-line can benefit even more.

The second quarter marked our first full quarter owning Hepsiburada. The teams in Türkiye are currently focussed on multiple business improvements, encompassing areas including delivery, fintech solutions and the mobile app experience to name a few. By re-engineering Hepsiburada’s processes our goal is to bring the customer experience up to Kaspi.kz’s levels as quickly as possible.

At the same time, we’re working to secure the regulatory approvals to acquire Rabobank A.Ş. Our aim for this year remains to put the foundations of our long-term international growth strategy firmly in place. There is a lot of work to be done, and targeted investments will be required but we’re happy with the progress that has been made in a short period and as results start to come through, we will share them with you.

The third quarter of the year has started well, and I’m pleased to reiterate our 2025 guidance of around 15% net income growth year-over-year, excluding Türkiye. As we look into 2026, we believe Kaspi.kz can achieve a healthy balance between investing to create a bigger business and returning excess capital to our shareholders.

As always, I would like to thank every Kaspi.kz and Hepsiburada employee for their dedication to our consumers, merchants and partners. To our long-term shareholders, thank you for your ongoing trust and support.

Mikheil Lomtadze

Kaspi.kz CEO and co-founder

Update on product and strategic initiatives

In Kazakhstan the growth profile of our product portfolio is well balanced between initiatives that have achieved significant scale such as Kaspi Pay, established but still fast-growing services like e-Commerce and earlier-stage, high growth initiatives such as e-Grocery, Kaspi Advertising and B2B Payments.

Kaspi e-Grocery’s continued success is a good illustration of our ability to innovate with high quality, highly relevant products and rapidly scale them across our Super App user base. During 2Q 2025, e-Grocery GMV increased 57% year-over-year and active consumers reached 1.1 million, up from 639 thousand in the same period in 2024.

e-Grocery GMV +57% YoY in 2Q'25 & now > 1mn consumers

We expect e-Grocery to keep scaling fast in 2H'25

Active Consumers 639K 1.1M

e-Grocery GMV
KZT

+57%
29.1B
45.8B
2Q'24
2Q'25

e-Grocery
# of purchases

+63%
2.1M
3.4M
2Q'24
2Q'25

9:41
Search in Magnum
magnum
Prices lower!
2 499 ₸
magnum
Prices lower!
239 ₸
23 November - 30 November
23 November - 30 November
You previously ordered
Goods with discount
Healthy food
Dairy products and eggs
Vegetables and fruits
Deli
Meat and poultry
Fish and seafood
Bakery products
Pasta
Juice, water and drinks
Sweets and baking
Main
Catalogue
Favorites
Cart
My orders

Source Company data
Notes Data excluding Türkiye results

Kaspi.kz

Over the last 3 years e-Grocery has expanded from its launch in Almaty, to cover Kazakhstan’s 5 largest cities, with Karaganda and Aktobe opened this year. We now operate 8 dedicated dark stores, with a further 2 due to open soon. We believe e-Grocery is well positioned to keep growing fast.

We have broadened the range of consumer deposits we offer, with the launch of fixed 3- and 6-month term products. Consumers receive a high interest rate and can make top-ups at any time. Take-up of these new products was strong in 2Q 2025, with a healthy balance between new inflows and existing funds being kept for longer with us.

Our new consumer deposit products are proving very popular

Near-term earnings pressure but should lead to faster growth in the future

Number of consumers with new deposit

+263%
44K
159K
1Q'25
2Q'25

Term deposits
KZT

+207%
226B
217B
(31%)
477B
(69%)
New inflow
Shift from existing deposits
1Q'25
2Q'25

Term deposit

Term	Term
6 months	**3 months**
Annual effective rate	Annual effective rate
17%	**18%**

9:41
Term Deposit 18%
Advantages
High annual effective rate up to 18% in tenge
Top-up any amount at any time
Terms
Annual effective rate 18%
Minimum opening amount 100,000 ₸
Interest payment Every month to the deposit
Open a Term Deposit
By clicking the button, I agree to the processing of personal data.

Source Company data
Notes Data excluding Türkiye results

Kaspi.kz

The combination of new products and a higher main deposit rate, resulted in encouraging month-on-month deposit inflows in May, with momentum accelerating again in June.

When we launched Kaspi Travel we initially offered flight bookings before subsequently adding rail ticketing. In 2023, we launched Kaspi Tours, our international vacation package marketplace. This year we have launched holidays within Kazakhstan and the take up at the start of the summer holiday season has been strong. Just as international tours have been additive to Travel’s GMV growth, we expect domestic tours to help Kaspi Travel keep growing faster for longer.

Domestic tours just launched, GMV +10x MoM in June

We expect domestic holidays to help Kaspi Travel keep growing faster for longer

Choose region and dates

9:41
Tours in Kazakhstan
Book cabins and rooms in Kazakhstan on Kaspi Travel
How does it work?
Where
Almaty, Almaty Region
Stay Dates
June 20-21, 1 night
2 adults
Find a tour
Best offers
Eight Lakes
40 000 ₸
Be fine
40 000 ₸

Browse the list of offers

9:41
Almaty Region
Search
Price
Meals
Ethno-village Gunni
39 km from Almaty
Meals included
June 20 - 21, 1 night
2 guests
40 000 ₸
Charyn
On the map
212 km from Almaty
Takeaway food
Free parking

Explore the tour details

9:41
Glamping Mountain
Kolsai
Show on map
300 km from Almaty
Three meals a day
Swimming pool
Free Wi-Fi
Free parking
About the recreation area
Recreation area in the mountains
More details
Show rooms and cabins

Pay in the app

9:41
Payment
Make the payment within 29m : 24s
Kolsai
June 20 - 21, 1 night
Kolsai
40 000 ₸
Spend Bonuses
To pay
40 000 ₸
Kaspi Gold
135 090 ₸
In Installments 0%
Pay 40 000 ₸

Get Confirmation

9:41
Kaspi Travel
Reservation paid
The recreation area will confirm the reservation today by 12:00 PM
Mountain Glamping
June 20 - 21, 1 night
Reservation details
Paid
40 000 ₸
Paid with Kaspi Gold
Return to Home

Source Company data

Kaspi.kz

In Payments we have integrated Kaspi Pay QR with 5 local banks and more are likely to be added in the future. We have also integrated with AliPay+ and its global partner network. This gives our merchants and consumers more options to transact with Kaspi.kz in Kazakhstan and when holidaying or doing business internationally. It also makes it easier for overseas visitors to spend when they’re visiting Kazakhstan.

Kaspi Pay TPV from other banks and Alipay +128% since launch

Kaspi Pay merchants can now accept payments from customers of other banks

TPV
KZT

+128%
25B
50B
53B
57B

HOME CREDIT BANK
BANK RBK
forte
Altyn Bank
KZI Bank
Alipay+
Kaspi.kz
Scan and pay
25 000 ₸

TPV
\# of transactions

+325%
0.8M
1.6M
2.3M
3.4M
3Q'24
4Q'24
1Q'25
2Q'25

# of Banks

1
2
3
5
9M'24
10M'24
12M'24
7M'25

Source Company data
Notes Data excluding Türkiye results

Kaspi.kz

With Kaspi Pay having achieved scale, we can grow its addressable market, by developing vertical specific services. Kaspi Restaurants helps restaurants offer a better service as well as generate more sales and is a good example of our vertical expansion strategy.

Kaspi Restaurants billing TPV scaling fast since launch

Kaspi Pay's scale opens up the potential for vertical specific innovations which create additional value for merchants

Less waiting time & more sales

9:41
Kaspi Restaurants
Pay the bill and tips via QR code
Service is 15 minutes faster
Customers can pay the bill without waiting for the waiter
Up to 30% of guests leave tips
Tips are credited directly to the waiter on Kaspi Gold
Free connection
Integration with automation systems iiko and R_Keeper
Submit a connection request

Scan Kaspi QR on the table and pay

Kaspi Restaurants
9:41
Kaspi QR
Scan the QR code
Kaspi Restaurants
12345
How it works?
Kaspi Gold
Red+
Kaspi Red
0-0-12
Buy Now Pay Later

Give tips

9:41
Kaspi Restaurants
Bill paid: 8 910 ₸
Leave a tip for the waiter
Dinmukhamed A.
Will receive money on Kaspi Gold
440 ₸
5%
890 ₸
10%
1 330 ₸
15%
Other amount
Great
Waiter
Dinmukhamed A.
Tip for the waiter
440 ₸
To be paid
440 ₸
Payment method
Hide amount
Kaspi Gold
135 090 ₸
Pay 440 ₸

Source Company data

Kaspi.kz

In recent years we have built a range of advertising products, to help Marketplace merchants sell more. Merchant Cashbacks is the latest addition. Merchants choose the products they wish to offer cashback on, the amount of the cashback and select the segment of customers they wish to reach. Cashbacks are funded by the merchant and help to reinforce the price competitiveness of Marketplace. In 1H 2025, advertising revenue from our full range of advertising products increased 91% year-over-year.

Cashback directly from merchants to consumers launched

Another advertising tool to help merchants grow their sales on Marketplace

A new addition to our advertising services

9:41
Marketing
Launch cashback for purchases of your products
Launch advertising and increase sales
Kaspi Shop Promotions
Promotions with Kaspi QR
2 new Promotions with Kaspi QR
Kaspi Shop Promotions
4 new Store Promotions
Product advertising in the Kaspi Shop
Your products will be at the top of category pages and search results
Advertising for brands
Banner advertising to increase brand awareness
Merchants cashback
To increase sales of new products and clear out stock
NEW
Employees
Home
Translations
Kaspi Pay
Messages
Services

Simple for merchants to use

9:41
Merchants cashback
Merchants cashback
30%
40%
15%
20%
Launch cashback of up to 60% on any of your products in the Kaspi Store
You can increase sales of new products and sell out remaining stock faster
You pay cashback to customers and a commission for selling the product
A badge with the cashback will appear on the product card of your offer
Launch promotion

Merchants set promotion terms

9:41
Merchants cashback
How do Merchants cashback work?
Name
Name
Summer cashback
The name will only be visible to you
Period
Start date
June 20
End date
I will stop it myself
Where to display the promotion?
City or region
All of Kazakhstan
Products
Add products
Launch promotion

We recommend which products to promote

9:41
Summer cashback
Products
Categories
Sort
All (4)
Active (2)
Suspended by syst
Newshop kitchen scale Capacity SF400, plastic
25 000 ₸
Active
Promotional rating
10/10
Orders
10 (250 000 ₸)
Cashback paid to customers
25 000
Cashback amount
10%
Aquafor Harry water filter jug, plastic
5 000 ₸
Active
Promotional rating
10/10
Orders
13 (65 000 ₸)
Cashback paid to customers
3 250
Cashback amount
5%
Aquafor Harry blue water filter jug 3.9 L
10 000 ₸
Edit
Add products

Easy to track sales uplift

9:41
My Bank
Kaspi Pay Account *5678
15 200 000 ₸
Actions
Info
Statement
June 21
Transactions
+ 409 000 ₸
- 221 335 ₸
June 21, Thu
Payment for services for th...
- 6 000 ₸
Payment for services
Payment for services from...
- 1 400 ₸
Payment for services
Sales from Kaspi.kz
+ 20 000 ₸
Sales

Source Company data

Kaspi.kz

Kaspi.kz 2Q & 1H 2025 Financial Highlights

During 2Q 2025, total revenue excluding Türkiye increased 20% year-over-year to KZT734 billion. Including Türkiye revenue reached KZT982 billion. For 1H 2025, total revenue excluding Türkiye increased 20% year-over-year to KZT1.4 trillion. Including Türkiye revenue reached KZT1.8 trillion ($3.5 billion).

Our Payments Platform delivered healthy and predictable top-line growth, due to the ongoing popularity of Kaspi Pay and B2B Payments. In Marketplace, fast growth from Kaspi Advertising, Kaspi Delivery and Classifieds resulted in revenue growth significantly outpacing GMV growth.

e-Grocery keeps growing quickly as we expand into new cities. Robust TFV origination translated into strong Fintech revenue growth throughout the first half of 2025, with yield trends stable year-over-year.

During 2Q 2025, our consolidated net income excluding Türkiye increased 14% year-over-year to KZT276 billion. Including Türkiye net income was KZT259 billion. For 1H 2025, our consolidated net income excluding Türkiye increased 15% year-over-year to KZT535 billion. Including Türkiye net income was KZT513 billion ($987 million).

Our Payments Platform continued to deliver strong bottom-line growth and high profitability. Marketplace delivered solid profit growth, albeit at a lower rate than revenue growth due to fast growth from lower margin 1P e-Grocery.

In Fintech, deposit interest expenses increased 26% year-over-year in the second quarter of 2025, leading to slow profits growth.

Top-line growth is strong. Bottom-line healthy despite high interest rates

Trends in 2Q'25 were in line with our plan

Payments	Marketplace	Fintech	Consolidated
+21% YoY TPV	**+15% YoY** GMV	**+17% YoY** TFV	**75** Monthly Transactions per Active Consumer
+16% YoY Revenue	**+25% YoY** Revenue	**+21% YoY** Revenue	**+20% YoY** Revenue
+19% YoY Net Income	**+13% YoY** Net Income	**+8% YoY** Net Income	**+14% YoY** Net Income

Source Company data
Notes Data excluding Türkiye results

Kaspi.kz

Update on capital returns to shareholders

Our track record when it comes to returning capital to our shareholders is long established. However, in Türkiye we now have a unique opportunity to create a substantially bigger business and as previously flagged in 2025, we’re prioritising investing into our international growth.

In July was made the final payment of $526.9 million for Hepsiburada. The acquisition of Rabobank A.Ş remains on track to close in the second half of the year. Post-closing we expect to invest around $300 million.

As we look into next year, the cash generation capacity of our core business in Kazakhstan remains strong. As a result, in 2026 we currently envisage a balance between investing in our long-term growth and returning excess capital to our shareholders.

Payments Platform

Revenue and net income up 16% and 20% YoY in 1H 2025

Strong top-line & faster bottom-line growth

During 2Q 2025, transaction volumes increased 14% year-over-year. Volume growth reflects the popularity of Kaspi Pay, Bill Payments and fast adoption of B2B Payments. For 1H 2025, transaction volumes increased 15% year-over-year.

During 2Q 2025, TPV increased 21% year-over-year to KZT10.7 trillion. TPV growth above transactions growth reflects higher average ticket size year-over-year. For 1H 2025, TPV increased 22% year-over-year to KZT20.4 trillion.

Kaspi Pay QR and B2B Payments accounted for 69% and 6% of 1H 2025 TPV respectively. We expect B2B Payments to continue growing faster than Payments TPV in 2025.

TPV +21% & +22% YoY in 2Q & 1H'25

Strong TPV growth reflects fast transactions growth & growth in ticket size

Take Rate
1.18%
1.11%
1.19%
1.12%
+21%
+22%
8.8T
10.7T
16.7T
20.4T
TPV
KZT
2Q'24
2Q'25
6M'24
6M'25

TPV breakdown
Household Bill Payments
B2B Payments
P2P Payments
17%
6%
8%
6M'25
69%
Kaspi QR & Card Transactions

Source Company data
Notes Data excluding Türkiye results

Kaspi.kz

Payments take rate during 2Q 2025 was 1.11%, compared with 1.18% in 2Q 2024. Consistent with previous periods, take rate decline reflects faster growth from lower take rate Kaspi Pay and B2B payments. For 1H 2025, take rate was 1.12% compared with 1.19% in the same period in 2024.

Payments Platform revenue increased 16% year-over-year to reach KZT161 billion during 2Q 2025. For 1H 2025, Payment’s revenue increased 16% year-over-year to KZT309 billion.

Payments Platform net income increased 19% year-over-year to KZT106 billion, during 2Q 2025. High and improving Payments Platform profitability continues to reflect tight cost control and operational gearing. For 1H 2025, Payments Platform net income increased 20% year-over-year to KZT204 billion.

Payments revenue +16% & net income +19% YoY in 2Q'25

Tight cost control & operating gearing means bottom-line growth > top-line growth

Segment Revenue

KZT

+16%
+16%
139B
161B
265B
309B
2Q'24
2Q'25
6M'24
6M'25

Net Income

KZT

+19%
+20%
89B
106B
170B
204B
2Q'24
2Q'25
6M'24
6M'25

Source Company data

Notes Data excluding Türkiye results

Kaspi.kz

Marketplace Platform

Revenue and net income up 29% and 16% YoY in 1H 2025

Revenue growth > GMV growth due to faster growth from advertising, delivery & classifieds

During 2Q 2025, Marketplace purchases increased 35% year-over-year. Marketplace demand continued to be led by e-Commerce including e-Grocery. For 1H 2025, Marketplace purchases increased 36% year-over-year.

In 2Q 2025, Marketplace GMV increased 15% year-over-year to reach KZT1.6 trillion. Although we held Kaspi Juma in June, we ran a lower level of promotional campaigns during the quarter. For 1H 2025, Marketplace GMV increased 17% year-over-year to reach KZT3.1 trillion.

Valued-added services revenue including Kaspi Delivery, Advertising and Classifieds contributed to Marketplace take rate increasing to 10.2% in both 2Q and 1H 2025 up from 9.5% in the same periods in 2024.

Marketplace GMV +15% YoY & Take Rate all time high 10.2% in 2Q'25

Advertising, Delivery & Classifieds are boosting take rate

Take Rate (1)
9.5%
10.2%
9.5%
10.2%
+15%
+17%
1.4T
1.6T
2.6T
3.1T
GMV
KZT
2Q'24
2Q'25
6M'24
6M'25

Marketplace GMV breakdown

Kaspi Travel
m-Commerce
9%
44%
6M'25
47%
e-Commerce

Source Company data

Notes 1. Take Rate is calculated based on GMV 3P only

Data excluding Türkiye results

Kaspi.kz

In 2Q 2025, e-Commerce demand was strong with purchases up 89% year-over-year. e-Commerce GMV increased 22% year-over-year to KZT747 billion. For 1H 2025, e-Commerce GMV increased 23% year-over-year to KZT1.4 trillion.

Excluding smartphones e-Commerce GMV increased 31% year-over-year during the second quarter of 2025.

In March new requirements to register imported smartphones were announced. This has caused country wide supply disruption. More recently we have added functionality to reassure our e-Commerce consumers that all smartphones purchased on Kaspi.kz are verified by merchants.

e-Commerce demand is strong. Growth without smartphones +31% YoY

New requirement to register smartphones has impacted GMV growth but should be temporary

TOP 5 Categories[1]
GMV Growth 2Q'25 YoY

63%
54%
35%
26%
-17%
Beauty and Personal care
Clothing and accessories
Home, garden and furniture
Electronics (excl.Smartphones)
Smartphones

Source Company data

Notes 1. Categories growth in e-Commerce platform General goods
Data excluding Türkiye results

Kaspi.kz

e-Grocery GMV accounted for 6% of e-Commerce GMV in 1H 2025. e-Cars, accounted for 28% of e-Commerce GMV over the same period, while the remaining 66% of e-Commerce GMV is attributable to general goods.

e-Commerce GMV +22% YoY & Take Rate all time high 12.5% in 2Q'25

GMV growth impacted by lower smartphone sales following regulatory changes

Take Rate(2)
11.3%
12.5%
11.2%
12.5%
e-Commerce GMV
KZT
+22%
610B
747B
+23%
1.2T
1.4T
e-Commerce
# of purchases(1)
+89%
21.3M
40.2M
+92%
38.9M
74.8M
2Q'24
2Q'25
6M'24
6M'25

e-Commerce GMV breakdown
e-Grocery
e-Cars(3)
6%
28%
6M'25
66%
General Goods

Source Company data

Notes
1. Number of orders
2. Take rate is calculated based on GMV 3P only
3. e-cars consists of GMV 1P (KZT 19 bn) and 3P (KZT 382 bn) for 6M'2025. e-grocery GMV is 1P. Other categories GMV is 3P

Data excluding Türkiye results

Kaspi.kz

e-Commerce’s take rate increased 120 bps and 130 bps year-over-year in 2Q and 1H 2025 to 12.5% for both periods, due to fast growth in both advertising and delivery revenue.

During 2Q 2025 m-Commerce GMV increased 7% year-over-year to KZT690 billion, while take rate was flat YoY at 9.0%. Modest GMV growth reflected lower demand for smartphones as well as the ongoing structural shift to e-Commerce. For 1H 2025, m-Commerce GMV increased 11% year-over-year to KZT1.4 trillion, with a 9.1% take rate. During 2Q and 1H 2025, m-Commerce purchases increased 1% year-over-year.

Kaspi Travel’s GMV increased 16% year-over-year to KZT149 billion during 2Q 2025. Kaspi Travel’s take rate increased by 50 bps year-over-year to 4.9%, due to growth in international Kaspi Tours. Tours accounted for 10% of Travel’s GMV in 1H 2025 and combined with the recent launch of domestic tours should help Travel’s GMV growth remain strong in the second half of 2025. For 1H 2025, Kaspi Travel’s GMV increased 19% year-over-year to KZT268 billion, with its take rate reaching 5.1%.

With Marketplace take rate up year-over-year and e-Grocery growing fast, 2Q and 1H 2025 Marketplace revenue grew faster than Marketplace GMV growth and was up 25% and 29% year-over-year respectively. For 2Q and 1H 2025 Marketplace revenue reached KZT211 billion and KZT412 billion respectively.

During 2Q 2025, Marketplace net income reached KZT88 billion, representing a 13% increase year-over-year. Net income growth below revenue growth reflects the ongoing impact of growth from lower margin 1P e-Grocery. For 1H 2025, Marketplace net income reached KZT173 billion, equivalent to a 16% increase year-over-year.

Marketplace Platform revenue +25% & net income +13% YoY in 2Q'25

VAS revenue continues to result in Marketplace revenue growth > GMV growth

Segment Revenue

KZT

+25%
+29%
169B
211B
319B
412B
2Q'24
2Q'25
6M'24
6M'25

Net Income

KZT

+13%
+16%
78B
88B
149B
173B
2Q'24
2Q'25
6M'24
6M'25

Source Company data

Notes Data excluding Türkiye results. Türkiye results are fully included in our Marketplace segment in Operating segments, but here Marketplace segment presented without Türkiye (Hepsiburada, FX revaluation related to Hepsiburada acquisition and interest expenses for Eurobonds issued to fund our Türkiye business. Revenue and Net Income of Hepsiburada in 2Q'25 were KZT 250 bn and negative KZT 9.7 bn, FX revaluation expenses KZT 1.8bn, Eurobonds expenses KZT 5.6bn in 2Q'25.

Kaspi.kz

Fintech Platform

Revenue up 19% YoY & net income up 8% in 1H 2025

TFV up 17% but net income growth impacted by higher deposit costs

During 2Q 2025, TFV origination increased 17% year-over-year, to reach KZT2.9 trillion. For 1H 2025, TFV increased 17% year-over-year, to reach KZT5.5 trillion.

Buy-Now-Pay-Later (BNPL) loans accounted for 40% of TFV in 1H 2025, making them our most important Fintech Platform product. Merchant and Micro Business Finance is our fastest growing lending product, accounting for 18% of TFV during 1H 2025. We expect merchant related TFV to continue growing at a faster rate than the consumer related lending products.

Fintech yield trends were flat year-over-year-year in both the second quarter and first half of 2025. For 2Q and 1H 2025 are portfolio yield was 6% and 12% respectively.

TFV +17% YoY in 2Q/1H'25

Financing for merchants & micro businesses is our fastest growing Fintech product

TFV
KZT
+17%
2.5T
2.9T
2Q'24
2Q'25
+17%
4.7T
5.5T
6M'24
6M'25

TFV breakdown

Merchant & Micro Business Finance
Car Finance
18%
5%
6M'25
40%
37%
General purpose
Buy Now Pay Later

Source Company data
Notes Data excluding Türkiye results

Kaspi.kz

Our average net loan portfolio increased by 33% year-over-year, to KZT6.2 trillion in 2Q 2025. Over the same period, average savings increased by 18% year-over-year to KZT6.4 trillion. For 1H 2025, average net loans and savings increased by 33% and 19% to KZT6.0 trillion and KZT6.4 trillion respectively. Our loan to deposit ratio increased to 95% in 1H 2025 up from 85% in the first half of 2024.

Having raised our main deposit rate and launched a range of consumer term deposits, we are once again prioritising growth in our saving base. The results of this became increasingly apparent over the second quarter, with month-over-month deposit growth improving compared with first quarter trends and total deposits reaching their highest level Ytd in June 2025.

Our deposit base hit YTD high of KZT6.7 trn in June

Higher rates and new deposit products led to strong & improving deposit inflows over 2Q'25

Savings, eop
KZT
-5%
-2%
+1%
+2%
+2%
+4%
6.6T
6.3T
6.1T
6.2T
6.3T
6.4T
6.7T
12M'24
1M'25
2M'25
3M'25
4M'25
5M'25
6M'25

Source Company data
Data excluding Türkiye results

Kaspi.kz

During 2Q 2025, our cost of risk was flat year-over-year at 0.6%. Overall underlying credit trends remain strong and consistent, although higher interest rates necessitated additional macro provisioning in 1H 2025. For 2025 we expect cost of risk to be stable year over-year.

Our NPL ratio of 5.7% in 1H 2025 was slightly higher than 5.4% at the end of 2024 and should remain around this level for the remainder of the year.

Fintech revenue increased by 21% year-over-year to reach KZT371 billion during 2Q 2025. Fintech revenue growth is benefitting from healthy levels of origination and stable yield trends year-over-year. For 1H 2025, Fintech revenue increased 19% year-over-year to reach KZT714 billion.

In 2Q 2025, Fintech’s net income increased by 8% year-over-year to KZT82 billion, with growth impacted by higher deposit costs. Deposit cost of funding in the second quarter of 2025 increased 0.7% compared to the same period in 2024 and deposit interest expenses increased 26% year-over-year.

For 1H 2025, Fintech net income increased by 8% year-over-year to KZT159 billion.

Fintech Platform revenue +21% & net income +8% YoY in 2Q'25

Fintech profitability impacted by higher interest rates as previously flagged

Segment Revenue

KZT

+21%
+19%
307B
371B
598B
714B
2Q'24
2Q'25
6M'24
6M'25

Net Income

KZT

+8%
+8%
76B
82B
148B
159B
2Q'24
2Q'25
6M'24
6M'25

Source Company data

Notes Data excluding Türkiye results

Kaspi.kz

Full-year 2025 guidance

Our full-year guidance remained unchanged.

FY 2025 guidance reiterated[1]: Ontrack for around 15% NI growth in 2025

	6M 2025 (excluding Türkiye)	2025 Guidance (excluding Türkiye)
GMV	+17%	15% - 20% YoY Growth
TPV	+22%	15% - 20% YoY Growth
TFV	+17%	Around 15%
Net Income	+15%	Around 15%

In 2026 expect a balance between cash returns to shareholders and investing in growth

Source Company data

Notes 1. Please see "Disclaimer–Cautionary Note Regarding Forward-Looking Statements."

Kaspi.kz

Hepsiburada

In Türkiye, top-line growth improved after country wide retail disruption in March, while the year-over-year base was more favourable in the second quarter of 2025.

In Türkiye, EBITDA profitability improved significantly due to sales growth but was offset at the net income level by higher loan provisioning from Hepsiburada’s early-stage consumer credit products and other one-off expenses.

Hepsiburada GMV +16% in 2Q'25

Better momentum followed market wide disruption in 1Q'25 and a favorable YoY comp

GMV
TRY
+16%
35.9B
41.7B
2Q'24
2Q'25
-1%
78.6B
78.2B
6M'24
6M'25

Marketplace GMV breakdown
1P
31%
69%
6M'25
3P

Source Hepsiburada 2Q'25 Earnings Release

Notes Each metric is in accordance with Kaspi Glossary definitions

Kaspi.kz

Hepsiburada revenue +23% & EBITDA + 42% in 2Q'25

EBITDA growth > revenue growth due to improving top-line trends

Revenue

TRY

+23%
+6%
14B
17B
30B
32B
2Q'24
2Q'25
6M'24
6M'25

EBITDA[1]

TRY

+42%
-10%
522M
739M
946M
855M
2Q'24
2Q'25
6M'24
6M'25

Source Hepsiburada 2Q'25 Earnings Release

Notes 1. EBITDA as profit or loss for the period plus taxation on income less financial income plus financial expenses, plus depreciation and amortization plusmonetary gains/losses

Kaspi.kz

Hepsiburada Net Income -39% YoY in 2Q'25

Improving EBITDA offset by higher credit provisioning & one offs

Net Income
TRY
-39%
-55%
-85M
-434M
-519M
-248M
-233M
-243M
-724M
Loan Provision expenses
One offs(1)
Regular business
-140M
-571M
-711M
-413M
-233M
-454M
-1.1B
Loan Provision expenses
One offs(1)
Regular business
2Q'24
2Q'25
6M'24
6M'25

Source Hepsiburada 2Q'25 Earnings Release

Notes 1. In June 2025 Hepsiburada has accrued for provisions and write offs related to it's global operations totalling TRY 233 mn

Kaspi.kz

Hepsidburada’s 2Q and 1H 2025 financial results release can be accessed at: investor.hepsiburada.com

2Q & 1H 2025 Financial Results Conference Call

Monday, 4th August 2025 at 8.00am EST (1pm GMT, 5.00pm Astana time).

To pre-register for this call, please go to the following link:

https://www.netroadshow.com/events/login?show=e2d53416&confId=85354

You will receive access details via email.

Kaspi.kz consolidated financial statements

Consolidated Income Statement (unaudited)

	2Q 2024, KZT MM	2Q 2025, KZT MM	6M 2024, KZT MM	6M 2025, KZT MM	6M 2025, USD MM
Revenue	**599,237**	**967,501**	**1,152,051**	**1,789,352**	**3,443**
growth, %	-	***61%***	-	***55%***	-
Net Fee Revenue	302,913	387,464	578,065	741,205	1,426
Interest Revenue	249,836	381,069	490,137	709,033	1,364
Retail Revenue	40,104	200,979	75,674	335,322	646
Other gains (losses)	6,384	(2,011)	8,175	3,792	7
Costs and operating expenses	**(302,950)**	**(645,545)**	**(586,667)**	**(1,159,944)**	**(2,232)**
growth, %	-	***113%***	-	***98%***	-
% of revenue	***50.6%***	***66.7%***	***50.9%***	***64.8%***	-
Interest Expenses	(147,085)	(218,287)	(292,584)	(401,354)	(772)
Transaction Expenses	(7,078)	(8,459)	(13,409)	(16,245)	(32)
Cost of Goods Sold and Services	(72,620)	(278,688)	(135,698)	(479,665)	(923)
Technology & product development	(26,244)	(50,889)	(52,674)	(93,786)	(180)
Sales and marketing	(10,473)	(29,762)	(20,407)	(51,990)	(100)
General and administrative expenses	(7,773)	(17,523)	(15,165)	(34,476)	(66)
Provision expense	(31,677)	(41,937)	(56,730)	(82,428)	(159)
Net income before tax	**296,287**	**321,956**	**565,384**	**629,408**	**1,211**
growth, %	-	***9%***	-	***11%***	-
margin, %	***49.4%***	***33.3%***	***49.1%***	***35.2%***	-
Income tax	(53,670)	(63,327)	(99,327)	(116,730)	(224)
Net income	**242,617**	**258,629**	**466,057**	**512,678**	**987**
growth, %	-	***7%***	-	***10%***	-
margin, %	***40.5%***	***26.7%***	***40.5%***	***28.7%***	-

Source Company data

Kaspi.kz

Consolidated Balance Sheet (unaudited)

	31-Dec-2024, KZT MM	30-June-2025, KZT MM	30-June-2025, USD MM
Cash and cash equivalents	619,470	1,077,948	2,075
Mandatory cash balances with NBK	57,307	77,122	148
Due from banks	37,908	44,669	86
Investment securities and derivatives	1,506,831	1,197,615	2,305
Loans to customers	5,746,600	6,392,266	12,301
Property, equipment and intangible assets	269,289	396,954	764
Goodwill	17,438	569,485	1,096
Inventory	16,164	111,479	215
Other assets	106,094	180,487	347
Total assets	**8,377,101**	**10,048,025**	**19,337**
Due to banks	24,474	184,934	356
Customer accounts	6,561,950	6,696,338	12,887
Debt securities issued	51,050	344,150	662
Subordinated debt	62,416	62,389	120
Trade liabilities	22,454	304,335	586
Other liabilities	81,896	426,217	820
Total liabilities	**6,804,240**	**8,018,363**	**15,431**
Issued capital	130,144	130,144	250
Treasury shares	(151,521)	(148,092)	(285)
Additional paid-in-capital	506	506	1
Revaluation (deficit)/ reserve of financial assets	41,026	(35,422)	(68)
Share-Based Compensation reserve	31,774	16,780	32
Retained earnings	1,465,295	1,990,530	3,831
Total equity attributable to Shareholders of the Company	1,517,224	1,954,446	3,761
Non-controlling interests	55,637	75,216	145
Total equity	**1,572,861**	**2,029,662**	**3,906**
Total liabilities and equity	**8,377,101**	**10,048,025**	**19,337**

Source Company data

Kaspi.kz

Operating Segment Revenue & Net Income (unaudited)

KZT mm	2Q'24	2Q'25	6M'24	6M'25
Results of Operations—Segments:				
Payment revenue	138,716	161,216	265,313	308,687
Marketplace revenue	168,606	459,088	319,056	808,433
Fintech revenue	307,485	370,717	598,086	713,528
Payment net income	88,636	105,697	169,644	203,836
Marketplace net income	77,546	70,477	148,888	149,919
Fintech net income	76,435	82,455	147,525	158,923

Source Company data

Notes Türkiye is fully included in Marketplace Segment

Kaspi.kz

Geographic Segment Revenue & Net Income (unaudited)

KZT mm	2Q'24	2Q'25	6M'24	6M'25
Segments Revenue:	**612,892**	**982,259**	**1,178,674**	**1,816,330**
Kazakhstan and Other	612,892	734,115	1,178,674	1,419,601
Türkiye	-	248,144	-	396,729
Net Income:	**242,617**	**258,629**	**466,057**	**512,678**
Kazakhstan and Other	242,617	275,767	466,057	535,277
Türkiye	-	(17,138)	-	(22,599)

Source Company data

Kaspi.kz

About Kaspi.kz

Kaspi.kz’s mission is to improve people’s lives by developing innovative mobile products and services. To deliver upon this we operate a unique two-sided Super App model – Kaspi.kz Super App for consumers and Kaspi Pay Super App for merchants.

Through these Super Apps consumers and merchants can access our leading Payments, Marketplace, and Fintech Platforms. All our services are designed to be highly relevant to users’ everyday needs and enable consumers and merchants to connect and transact between themselves.

The combination of a large, highly engaged consumer and merchant base, best-in-class, highly relevant digital products and a capex lite approach, results in strong top-line growth, a profitable business model and enables us to continue innovating, delighting our users and fulfilling our mission.

In January 2025, Kaspi.kz acquired a 66.35% stake in Hepsiburada, one of the leading e-commerce companies in Türkiye.

Harvard Business School has written two case studies on Kaspi.kz which it continues to teach to its MBA students.

Kaspi.kz has been listed on Nasdaq since January 2024.

Use of Key Financial & Operating Metrics

Certain parts of this press release contain our key financial and operating metrics, which we do not consider to be non-IFRS financial measures. We use these metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. Our key operating metrics may be calculated in a manner different than similar key financial and operating metrics used by other companies. For definitions of our key financial and operating metrics please refer to “Other Key Financial and Operating Metrics” section of our latest 20-F.

Exchange Rate Calculations

The Kazakhstani tenge (KZT) to US dollar ($) exchange rate used by us for the presentation of certain financial, operating and other data denominated in tenge and included in this presentation is KZT519.64 per $1 as of 30 June 2025.

Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. federal securities laws, which statements relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,”

“might,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “prospective,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. Therefore, you should not place undue reliance on these forward-looking statements. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, risks related to the following: our ability to attract sufficient new customers, engage and retain our existing customers or sell additional functionality, products and services to them on our platforms; our ability to maintain and improve the network effects of our Super App business model; our ability to improve or maintain technology infrastructure; our ability to successfully execute the new business model and reach profitability in certain of our operations; our ability to partner with sufficient new merchants or maintain relationships with our existing merchant partners; our ability to effectively manage the growth of our business and operations; developments affecting the financial services industry; our brand or trusted status of our platforms and Super Apps; our ability to retain and motivate our personnel and attract new talent, or to maintain our corporate culture; our ability to keep pace with rapid technological developments to provide innovative services; our ability to implement changes to our systems and operations necessary to capitalize on our future growth opportunities; changes in relationships with third-party providers, including software and hardware suppliers, delivery services, credit bureaus and debt collection agencies; our ability to compete successfully against existing or new competitors; our ability to integrate acquisitions, strategic alliances and investments and realize the benefits of such transactions; our ability to adequately obtain, maintain, enforce and protect our intellectual property and similar proprietary rights; risks related to Kazakhstan and the other countries in which we operate, including with regard to the evolving nature of the applicable legislative and regulatory framework and that of other jurisdictions in which we operate; our ability to obtain or retain certain licenses, permits and approvals in a timely manner; the significant influence of our existing shareholders and ability of ADS holders to influence corporate matters; differences between the rights of our shareholders, governed by Kazakhstan law and our charter, from the typical rights of shareholders under U.S. state laws; our ability to successfully remediate the existing material weaknesses in our internal control over financial reporting and our ability to establish and maintain an effective system of internal control over financial reporting; dependence on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any; lack of protections for ADS holders compared to those afforded to shareholders of companies that are not “foreign private issuers;” the fact that the price of our ADSs might fluctuate significantly and that any future sales or ADSs or common shares may negatively impact the stock price; and risks related to other factors discussed under Item 3.D. “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and

Exchange Commission on March 10, 2025 and our other SEC filings we make from time to time.

We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For further information

David Ferguson, david.ferguson@kaspi.kz +44 7427 751 275